Exhibit 99.3
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Obsidian Energy Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Obsidian Energy Ltd. and subsidiaries (the Company) as of December 31, 2021, the related consolidated statement of income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and its financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment of the recoverable amount of the Cardium oil and gas properties
As discussed in Note 5 to the consolidated financial statements, the Company recorded an impairment reversal of $311.5 million related to the Company’s Cardium cash generating unit (CGU). The determination of recoverable amount of a CGU involves numerous estimates, including cash flows associated with estimated proved and probable oil and gas reserves of the CGU (“CGU reserves”) and the discount rate. The estimation of proved and probable oil and gas reserves involves the expertise of independent reserves evaluators, who take into consideration assumptions related to forecasted production volumes, royalty, operating and capital costs and commodity prices (collectively “reserve assumptions”). The Company engages independent reserves evaluators to estimate CGU reserves.

OBSIDIAN ENERGY 2021	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS	1

We identified the assessment of the recoverable amount of the oil and gas properties in the Cardium CGU as a critical audit matter. Minor changes in reserve assumptions and discount rates could have had a significant impact on the estimate of recoverable amounts and the resulting impairment reversal. A high degree of auditor judgment was required to evaluate the Company’s estimate of CGU reserves, and related reserve assumptions, and the discount rates, which were inputs into the calculation of recoverable amount. Additionally, the evaluation of these estimates required involvement of valuation professionals with specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s determination of the recoverable amount of the CGU, including controls over the determination of reserve assumptions and resulting cash flows of the CGU reserves and determination of the discount rate. We evaluated the competence, capabilities and objectivity of the independent reserves evaluators engaged by the Company. We evaluated the methodology used by the independent reserves evaluators to estimate the CGU reserves for compliance with regulatory standards. We compared the 2021 actual production volumes, royalty, operating and capital costs for the Cardium CGU to those assumptions used in the prior year estimate of proved reserves for the Cardium CGU to assess the Company’s ability to accurately forecast. We assessed the forecasted commodity prices used in the estimate of the CGU reserves by comparing them to those published by other reserve engineering companies. We assessed the forecasted production volumes and forecasted royalty, operating and capital costs assumptions used in the current year estimate of the CGU reserves by comparing them to historical results. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate by comparing the inputs to the discount rate against publicly available market data for comparable assets and entities and assessing the resulting discount rate. The valuations specialist evaluated the Company’s estimate of recoverable amount of the Cardium CGU by comparing it to publicly available market data and valuation metrics for comparable assets.
Impact of estimated oil and gas reserves on depletion expense related to oil and gas properties
As discussed in Note 2g(ii) to the consolidated financial statements, the Company depletes its oil and gas properties using the unit-of-production
method by depletable area. Except for capitalized costs of components with a useful life shorter than the reserve life of the associated property, capitalized costs for resource properties are depleted using the unit-of-production
method based on production volumes before royalties in relation to total proved plus probable reserves by depletable area (“area reserves”). As discussed in Note 5 to the consolidated financial statements, the Company recorded depletion expense related to oil and gas properties of $115.6 million for the year ended December 31, 2021. The estimation of area reserves requires the expertise of independent reserves evaluators who take into consideration reserve assumptions. The Company engages independent reserves evaluators to estimate area reserves.
We identified the assessment of the impact of estimated area reserves on depletion expense related to oil and gas properties as a critical audit matter. Changes in assumptions used to estimate area reserves could have had a significant impact on the calculation of depletion expense of the depletable area. A high degree of auditor judgment was required in evaluating the area reserves, and related reserve assumptions, which were used in the calculation of depletion expense.

OBSIDIAN ENERGY 2021	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS	2

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the calculation of depletion expense and the estimation of area reserves and related reserves assumptions. We assessed the calculation of depletion expense for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We evaluated the competence, capabilities and objectivity of the independent reserves evaluators engaged by the Company. We evaluated the methodology used by the independent reserves evaluators to estimate area reserves for compliance with regulatory standards. We compared 2021 actual area production volumes, royalty, operating and capital costs to those assumptions used in the prior year estimate of proved reserves by area to assess the Company’s ability to accurately forecast. We assessed the forecasted commodity prices used in the estimate of area reserves by comparing them to those published by other reserves engineering companies. We assessed the forecasted production volumes and forecasted royalty, operating and capital costs assumptions used in the estimate of area reserves by comparing them to historical results.
“Signed KPMG LLP”
Chartered Professional Accountants
We have served as the Company’s auditor since 2021.
Calgary, Canada
February 23, 2022

OBSIDIAN ENERGY 2021	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS	3

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Obsidian Energy Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited Obsidian Energy Ltd.’s and subsidiaries (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2021, the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2022 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

OBSIDIAN ENERGY 2021	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS	4

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
“Signed KPMG LLP”
Chartered Professional Accountants
Calgary, Canada
February 23, 2022

OBSIDIAN ENERGY 2021	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS	5

Report of Independent Registered Public Accounting Firm
To the shareholders and the board of directors of Obsidian Energy Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Obsidian Energy Ltd. (the “Company”) as of December 31, 2020, the related consolidated statement of income (loss), changes in shareholders’ equity and cash flows, for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of
 December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
“Signed E&Y LLP”
Chartered Professional Accountants
We served as the Company’s auditor from fiscal 2015 to 2020.
Calgary, Canada
March 26, 2021

OBSIDIAN ENERGY 2021	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS	6

Obsidian Energy Ltd.
Consolidated Balance Sheets

		As at December 31
(CAD millions)	Note	2021	2020
Assets
Current
Cash		$7.3	$8.1
Accounts receivable	9	68.9	40.8
Risk management	9	1.8	0.8
Prepaid expenses and other		9.1	9.2

		87.1	58.9

Non-current
Property, plant and equipment	5	1,342.1	905.2

		1,342.1	905.2

Total assets		$1,429.2	$964.1

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$107.8	$74.1
Current portion of long-term debt	6	391.0	451.8
Current portion of lease liabilities	7	4.1	4.8
Current portion of provisions	8	23.4	16.3
Risk management	9	4.2	0.6

		530.5	547.6
Non-current
Lease liabilities	7	4.6	5.6
Provisions	8	123.8	87.7
Other non-current liabilities	13	6.8	0.1

		665.7	641.0

Shareholders’ equity
Shareholders’ capital	12	2,213.8	2,187.0
Other reserves	12	103.2	103.6
Deficit		(1,553.5)	(1,967.5)

		763.5	323.1

Total liabilities and shareholders’ equity		$1,429.2	$964.1

Subsequent events (Notes 6 and 9)
Commitments and contingencies (Note 17)
See accompanying notes to the consolidated financial statements.
Approved on behalf of the Board of Directors of Obsidian Energy Ltd.:

“signed”	“signed”

Gordon M. Ritchie	Raymond D. Crossley
Chairman	Director

OBSIDIAN ENERGY 2021	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS	7

Obsidian Energy Ltd.
Consolidated Statements of Income (Loss)

	Year ended December 31
(CAD millions, except per share amounts)	Note	2021	2020
Production revenues	1 0	$477.5	$275.4
Processing fees	1 0	6.4	6.3
Royalties		(48.6)	(13.7)
Sales of commodities purchased from third parties	10	13.6	4.8

		448.9	272.8
Other income	1 0	6.0	13.0
Government decommissioning assistance	2 0	11.0	2.2
Risk management gain (loss)	9	(14.6)	21.7

		451.3	309.7

Expenses
Operating	1 9	129.5	115.4
Transportation		18.7	17.7
Commodities purchased from third parties		12.6	4.6
General and administrative	1 9	15.3	13.9
Restructuring		(1.8)	0.6
Share-based compensation	1 3	19.4	3.4
Depletion, depreciation, impairment and accretion	5,8	(190.6)	902.9
Provisions	8	1.2	(22.6)
Foreign exchange gain	6	(0.2)	(1.4)
Financing	6	37.4	37.2
Transaction costs	4	3.5	3.5
Other	1 7	(7.7)	6.2

		37.3	1,081.4

Net income (loss) before taxes		414.0	(771.7)

Deferred tax recovery	1 1	—	—

Net and comprehensive income (loss)		$414.0	$(771.7)

Net income (loss) per share
Basic	1 4	$5.52	$(10.53)
Diluted	1 4	$5.34	$(10.53)
Weighted average shares outstanding (millions)
Basic	1 4	75.1	73.3
Diluted	1 4	77.6	73.3
See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2021	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS	8

Obsidian Energy Ltd.
Consolidated Statements of Cash Flows

	Year ended December 31
(CAD millions)	Note	2021	2020
Operating activities
Net income (loss)		$414.0	$(771.7)
Government decommissioning assistance	20	(11.0)	(2.2)
Other income	10	—	(0.3)
Depletion, depreciation, impairment and accretion	5,8	(190.6)	902.9
Provisions	8	1.2	(22.6)
Financing	6 , 7	1.9	1.5
Share-based compensation	1 3	2.3	2.1
Unrealized risk management loss (gain)	9	2.6	(0.8)
Foreign exchange gain	6	(0.2)	(1.4)
Other		—	2.1
Decommissioning expenditures	8	(8.1)	(11.1)
Onerous office lease settlements	8	(9.1)	(9.7)
Deferred financing costs	6	5.5	2.8
Financing fees paid	6	(4.7)	(5.6)
Change in non-cash working capital	1 5	(5.1)	(6.6)

		198.7	79.4

Investing activities
Capital expenditures	5	(140.9)	(57.2)
Business acquisition	4	(33.7)	—
Property dispositions (acquisitions), net	5	(0.1)	0.1
Change in non-cash working capital	1 5	18.1	(9.1)

		(156.6)	(66.2)

Financing activities
Lease receivable receipts		—	2.2
Lease liabilities settlements	7	(4.4)	(6.3)
Increase (decrease) in long-term debt	6	(73.5)	(4.0)
Advance of PROP limited recourse loan	6	16.3	—
Repayments of senior notes/PROP limited recourse loan	6	(5.4)	—
Exercised compensation plans		(0.1)	—
Issuance of common shares, net of costs	12	24.2	—

		(42.9)	(8.1)

Change in cash and cash equivalents		(0.8)	5.1
Cash and cash equivalents, beginning of year		8.1	3.0

Cash and cash equivalents, end of year		$7.3	$8.1

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2021	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS	9

Obsidian Energy Ltd.
Statements of Changes in Shareholders’ Equity

(CAD millions)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2021		$2,187.0	$103.6	$(1,967.5)	$323.1
Net and comprehensive income		—	—	414.0	414.0
Equity offering, net of costs	12	24.2	—	—	24.2
Share-based compensation	1 3	—	2.3	—	2.3
Issued on exercise of equity compensation plans	1 2	2.6	(2.7)	—	(0.1)

Balance at December 31, 2021		$2,213.8	$103.2	$(1,553.5)	$763.5

(CAD millions)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2020		$2,186.7	$101.8	$(1,195.8)	$1,092.7
Net and comprehensive loss		—	—	(771.7)	(771.7)
Share-based compensatio n	1 3	—	2.1	—	2.1
Issued on exercise of equity compensation plans	1 2	0.3	(0.3)	—	—

Balance at December 31, 2020		$2,187.0	$103.6	$(1,967.5)	$323.1

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2021	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS	10

Notes to the Consolidated Financial Statements
(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note
9
)
1. Structure of Obsidian Energy
Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects
.
Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy which includes 100 percent
of the Peace River Oil Partnership (“PROP”) effective November 24, 2021.
2. Basis of presentation and statement of compliance
a) Basis of Presentation
The annual consolidated financial statements include the accounts of Obsidian Energy, our wholly owned subsidiaries. Prior to November 24, 2021, the consolidated financial statements include our proportionate interest in certain partnerships (acquired 100 percent of PROP in November 2021). Results from acquired properties are included in Obsidian Energy’s reported results subsequent to the closing date and results from properties sold are included until the closing date.
All intercompany balances, transactions, income and expenses are eliminated on consolidation.
Certain comparative figures have been reclassified to correspond with current period presentation.
b) Statement of Compliance
These annual consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
The annual consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are recorded at fair value as discussed in Note
9
.
These annual consolidated financial statements of the Company for the year ended December 31, 2021 were approved for issuance by the Board of Directors on February 23, 2022.
3. Significant accounting policies
a) Critical accounting judgments and key estimates
The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	11

Management also makes judgments while applying accounting policies that could affect amounts recorded in its consolidated financial statements. Significant judgments include the identification of cash generating units (“CGUs”) for impairment testing purposes and determining whether a CGU has an impairment indicator. Additionally, management has performed an assessment of the Company’s ability to comply with liquidity requirements for the
12-month
period ending December 31, 2022. This assessment includes judgements relating to future debt arrangements and production volumes, forward commodity pricing, future costs including capital, operating and general and administrative, forward foreign exchange rates, interest rates, and income taxes, all of which are subject to measurement uncertainty.
The following are the estimates that management has made in applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.
i) Reserve and resource estimates
Commercial petroleum reserves are determined based on estimates of petroleum-in-place,
recovery factors, forecasted production volumes and future oil and natural gas prices and forecasted costs, including operating, royalty and capital expenditures. Obsidian Energy engages an independent qualified reserve evaluator to evaluate all of the Company’s oil and natural gas reserves at each year-end.
Reserve adjustments are made annually based on actual oil and natural gas volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year and the effect of changes in forecast future oil and natural gas prices. There are a number of estimates and assumptions that affect the process of evaluating reserves.
Proved reserves are the estimated quantities of oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a high degree of certainty (at least 90 percent) those quantities will be exceeded. Proved plus probable reserves are the estimated quantities of oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a 50 percent degree of certainty those quantities will be exceeded. Obsidian Energy reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with “Standards of Disclosure for Oil and Gas Activities” (“NI
51-101”).
The estimate of proved plus probable reserves is an essential part of the depletion calculation and the impairment test and hence the recorded amount of oil and gas assets.
Obsidian Energy cautions users of this information that the process of estimating oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and forecast development activity.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	12

ii) Recoverability of asset carrying values
Obsidian Energy assesses our property, plant and equipment (“PP&E”) for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs of disposal or its value-in-use,
which are based on discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on estimates of future proved plus probable reserves, commodity prices and inflation and are discounted based on management’s current assessment of market conditions.
iii) Decommissioning liability
Obsidian Energy recognizes a provision for future abandonment activities in the consolidated financial statements at the net present value of the estimated future expenditures required to settle the estimated obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the amount and expected timing of future abandonment costs and the inflation rate related thereto. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.
iv) Office lease liability
Obsidian Energy recognizes a provision for certain onerous office lease commitments in the consolidated financial statements at the net present value of future lease payments the Company is obligated to make under non-cancellable
lease contracts. The office lease liability relates to the
non-lease
component that does not qualify as a lease component under IFRS 16. The measurement of the office lease liability involves the use of assumptions including the discount rate and actual settlement amounts. Actual costs and cash outflows may differ from the estimates as a result of the changes in the noted assumptions.
v) Fair value calculation on share-based payments
The fair value of share-based payments is calculated using a Black-Scholes model. There are a number of estimates used in the calculation such as the expected future forfeiture rate, the expected period the share-based compensation is outstanding and the future price volatility of the underlying security all of which can vary from expectations. The factors applied in the calculation are management’s estimates based on historical information and future forecasts.
vi) Fair value of risk management contracts
Obsidian Energy records risk management contracts at fair value with changes in fair value recognized in income. The fair values are determined using external counterparty information which is compared to observable market data.
vii) Taxation
The calculation of deferred income taxes is based on a number of assumptions including estimating the future periods in which temporary differences and other tax credits will reverse and the general assumption that substantively enacted future tax rates at the balance sheet date will be in effect when differences reverse.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	13

viii) Litigation
Obsidian Energy records provisions related to legal matters if it is probable that the Company will not be successful in defending the claim and if an amount can be reasonably estimated. Determining the probability of a claim being defended is subject to considerable judgment. Additionally, the potential claim is generally a wide range of figures and a single estimate must be made when recording a provision. The assessment of contingencies involves significant judgment and estimates of the potential outcome of future events.
b) Business combinations
Obsidian Energy uses the acquisition method to account for business combinations. The net identifiable assets and liabilities acquired in transactions are generally measured at their fair value on the acquisition date. The acquisition date is the closing date of the business combination. Acquisition costs incurred by Obsidian Energy to complete a business combination are expensed in the period incurred except for costs related to the issue of any debt or equity securities, which are recognized based on the nature of the related financing instrument. If the consideration for the acquisition given up is less than the fair value of the net assets received, the difference is recognized immediately in the consolidated statement of income (loss). If the consideration for the acquisition given up is greater than the fair value of the net assets received, the difference is recognized as goodwill on the balance sheet.
Revisions may be made to the initial recognized amounts determined during the measurement period, which shall not exceed one year after the closing date of the acquisition.
c) Revenue
Obsidian Energy generally recognizes oil, natural gas and natural gas liquids (“NGLs”) revenue when title passes from Obsidian Energy to the purchaser or, in the case of services, as contracted services are performed. Production revenues are determined pursuant to the terms outlined in contractual agreements and are based on fixed or variable price components. The transaction price for oil, natural gas and NGLs is based on the commodity price in the month of production, adjusted for various factors including product quality and location. Commodity prices are based on monthly or daily market indices.
Performance obligations in the contract are fulfilled on the last day of the month with payment typically on the 25 th
day of the following month. All of the Company’s significant revenue streams are located in Alberta.
Obsidian Energy may purchase commodity products from third parties to utilize in blending activities and then subsequently sell these products to our customers. These transactions are presented as separate revenue and expense items in the Consolidated Statements of Income (Loss).
The Company enters into agreements for other services such as processing third party production, road usage fees, and other miscellaneous services. Revenue from these arrangements are recorded as processing fees or other income when control passes to the customer, which is generally when the service is provided.
d) Joint arrangements
The consolidated financial statements include Obsidian Energy’s proportionate interest of jointly controlled assets and liabilities and our proportionate interest of the revenue, royalties and operating expenses. A significant portion of Obsidian Energy’s exploration and development activities are conducted jointly with others and involve joint operations. Under such arrangements, Obsidian Energy has the exclusive rights to our proportionate interest in the assets and the economic benefits generated from our share of the assets. Income from the sale or use of Obsidian Energy’s interest in joint operations and our share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Obsidian Energy and the amounts can be reliably measured.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	1 4

e) Transportation expense
Transportation costs are paid by Obsidian Energy for the shipping of natural gas, oil and natural gas liquids from the wellhead to the point where title transfers to buyers. These costs are recognized as services are received.
f) Foreign currency translation
Obsidian Energy and each of our subsidiaries use the Canadian dollar as their functional currency. Monetary items, such as accounts receivable and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date.
Non-monetary
items, such as PP&E, are translated to Canadian dollars at the rate of exchange in effect when the associated transactions occurred. Revenues and expenses denominated in foreign currencies are translated at the exchange rate on the date of the transaction. Foreign exchange gains or losses on translation are included in income.
g) PP&E
i) Measurement and recognition
Oil and gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses or reversals. The cost of PP&E includes costs incurred initially to acquire or construct the item and betterment costs.
Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the investment will flow to Obsidian Energy and the cost can be reliably measured. PP&E includes capital expenditures incurred in the development phases, acquisition of PP&E and additions to the decommissioning liability.
ii) Depletion and Depreciation
Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production
method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining our depletion base, Obsidian Energy includes estimated future costs to develop proved plus probable reserves. Changes to reserve estimates are included in the depletion calculation prospectively.
Components of PP&E that are not depleted using the
unit-of-production
method are depreciated on a straight-line basis over their useful life. Turnarounds of major facilities have an estimated useful life of three to five years
 and corporate assets have an estimated useful life
of 10 years.
iii) Derecognition
The carrying amount of an item of PP&E is derecognized when no future economic benefits are expected from its use or upon sale to a third party. The gain or loss arising from derecognition is included in income and is measured as the difference between the net proceeds, if any, and the carrying amount of the asset.
iv) Major maintenance and repairs
Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with Obsidian Energy’s derecognition policies.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	1 5

v) Impairment of oil and natural gas properties
Obsidian Energy reviews oil and gas properties for circumstances that indicate our assets may be impaired (or that prior impairments can be reversed) at the end of each reporting period. These indicators can be internal (i.e. reserve changes) or external (i.e. market conditions) in nature. If an indication of impairment or impairment reversal exists, Obsidian Energy completes an impairment test, which compares the estimated recoverable amount to the carrying value. The estimated recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or CGU’s fair value less costs of disposal and its value-in-use.
Where the recoverable amount is less than the carrying amount, the CGU is considered to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the asset categories within the CGU. The impairment loss is recognized as an expense in income.
Value-in-use
is computed as the present value of future cash flows expected to be derived from production. Present values are calculated using an after-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under the fair value less cost of disposal method the recoverable amount is determined using various factors, which can include external factors such as observable market conditions and comparable transactions and internal factors such as discounted cash flows related to reserve and resource studies and future development plans.
The fair value less costs of disposal values used to determine the recoverable amounts of the Company’s CGUs are classified as Level 3 fair value measures as certain key assumptions are not based on observable market data but rather management’s best estimates.
Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset exceeds the carrying value. The impairment recovery is limited to a maximum of the estimated depleted historical cost if the impairment had not been recognized. The reversal of an impairment loss is recognized in depletion, depreciation and impairment.
vi) Other Property, Plant and Equipment
Obsidian Energy’s corporate assets include computer hardware and software, office furniture, buildings and leasehold improvements and are depreciated on a straight-line basis over their useful lives. Corporate assets are tested for impairment separately from oil and gas assets.
h) Share-based payments
The fair value of restricted share units granted under the Restricted and Performance Share Unit Plan (“RPSU” plan) follows the equity method and recognizes compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the units based on a graded vesting schedule. Obsidian Energy measures the fair value of units granted under this plan at the grant date using the share price from the Toronto Stock Exchange (“TSX”). The fair value is based on market prices and considers the terms and conditions of the units granted.
The fair value of options granted under the Stock Option Plan (the “Option Plan”) is recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the options based on a graded vesting schedule. Obsidian Energy measures the fair value of options granted under these plans at the grant date using the Black-Scholes option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	1 6

The fair value of awards granted under the Deferred Share Unit Plan (“DSU”), the
Non-Treasury
Incentive Award Plan (“NTIP”) and performance share units granted under the RPSU plan follow the liability method and are based on a fair value calculation on each reporting date using the awards and performance share units outstanding and Obsidian Energy’s share price from the TSX on each balance sheet date. The fair value of the awards and performance share units is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price result in increases and decreases, respectively, to the accrued obligation until the related instruments are settled.
i) Provisions
i) General
Provisions are recognized based on an estimate of expenditures required to settle present obligations at the end of the reporting period. The provision is risk adjusted to take into account any uncertainties. When the effect of the time value of money is material, the amount of a provision is calculated as the present value of the future expenditures required to settle the obligations. The discount rate reflects the current assessment of the time value of money and risks specific to the liability when those risks have not already been reflected as an adjustment to future cash flows.
ii) Decommissioning liability
The decommissioning liability is the present value of Obsidian Energy’s future costs of obligations for property, facility and pipeline abandonment and site restoration. The liability is recognized on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded amount of the liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are depleted to income consistent with the depletion or depreciation of the underlying asset.
iii) Office lease provision
The office lease provision is the net present value of future lease payments that the Company is obligated to make under non-cancellable
lease contracts. The office lease provision relates to the
non-lease
component that does not qualify as a lease component under IFRS 16. The liability is recognized on the balance sheet with the corresponding change charged to income. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability. Actual lease payments are charged to the liability as the costs are incurred.
j) Leases
At the inception of entering into a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company considers the following:

•	the contract involves the use of an identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

•	the Company has the right to direct the use of the asset, which occurs if either;

•	the Company has the right to operate the asset; or

•	the Company designed the asset in a way that predetermines how and for what purpose it will be used.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	1 7

Obsidian Energy recognizes a
right-of-use
asset and a lease liability at the commencement date of the lease. The right-of-use
asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date.
The
right-of-use
asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use
asset or the end of the lease term. The estimated useful life of right-of-use
assets are determined based on the length of the lease.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate. The consideration used to measure the lease liability includes all fixed payments and variable lease payments that depend on an index or rate under the arrangement. Subsequently, the lease liability is measured at amortized cost using the effective interest method and is re-measured
when there is a change in the future lease payments.
The Company recognizes the lease payments associated with leases under IFRS 16 as an expense on a straight-line basis over the lease term.
k) Share capital
Common shares are classified as equity. Share issue costs are recorded in shareholder’s equity, net of applicable taxes. Dividends, if paid, are at the discretion of the Board of Directors and are deducted from retained earnings.
If issued, preferred shares would be classified as equity and could be issued in one or more series.
l) Earnings per share
Earnings per share is calculated by dividing net income or loss attributable to the shareholders by the weighted average number of common shares outstanding during the period. Obsidian Energy computes the dilutive impact of equity instruments other than common shares assuming the proceeds received from the exercise of in-the-money
share options and restricted share units grants under the RPSU plan are used to purchase common shares at average market prices. Anti-dilutive shares are excluded from the diluted earnings per share calculation.
m) Taxation
Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the Consolidated Statements of Income (Loss) as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.
Obsidian Energy uses the liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.
A deferred income tax asset is recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences can be utilized. Deferred income tax assets are reviewed at each reporting date and are not recognized until such time that it is probable that the related tax benefit will be realized.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	1 8

n) Financial instruments
Obsidian Energy recognizes financial assets and financial liabilities, including derivatives, on the Consolidated Balance Sheets when the Company becomes a party to the contract. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or when the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized from the consolidated financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability.
Classification and Measurement of Financial Instruments
The classification of financial assets is determined by their context in Obsidian Energy’s operations and by the characteristics of the financial asset’s contractual cash flows.
Financial assets and financial liabilities are measured at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument’s classification, as described below:

•	Cash and cash equivalents (which includes cash and bank overdrafts), accounts receivable, accounts payable and accrued liabilities, lease liabilities and long-term debt are measured at amortized cost.

•
Risk management contracts, all of which are derivatives, are measured initially at fair value through profit or loss and are subsequently measured at fair value with changes in fair value immediately charged to earnings in the Consolidated Statements of Income (Loss).

Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.
Impairment of Financial Assets
Financial assets are assessed using an expected credit loss (“ECL”) model. The ECL model applies to financial assets measured at amortized cost, a lease receivable, a contract asset or a loan commitment and a financial guarantee.
o) Embedded derivatives
An embedded derivative is a component of a contract that affects the terms of another factor. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•	The embedded item, itself, meets the definition of a derivative; and

•	The hybrid contract is not measured at fair value or designated as held for trading.
p) Classification of debt or equity
Obsidian Energy classifies financial liabilities and equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability or an equity instrument.
Obsidian Energy’s debt instruments currently have requirements to deliver cash at the end of the term thus are classified as liabilities.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	1 9

q) Government Grants
Obsidian Energy recognizes government grants as they are received or if there is reasonable assurance that the Company is in compliance with all associated conditions. The grant is recognized within the Consolidated Statements of Income (Loss) in the period in which the income is earned or the related expenditures are incurred. If the grant relates to an asset, it is recognized as a reduction to the carrying value of the asset and amortized into income over the expected useful life of the asset through lower depletion and depreciation.
r) New Accounting Standards
Various amendments to existing standards and new accounting requirements have been released that are effective as of January 1, 2022. The Company does not anticipate the new requirements to have a material impact on the financial statements.
4. PROP acquisition
On November 24, 2021 the Company acquired the remaining 45 percent partnership interest from our joint venture partner through a wholly owned subsidiary. As a result, the Company’s interest in PROP increased to 100 percent resulting in full control.
The cash consideration for the acquisition was
$35.2
 million which was funded by the Company through an equity offering (as described in
Note
12) and a
$16.3
 million limited-recourse amortizing loan secured by the newly acquired
45
 percent partnership interest in PROP (as described in
Note
6). This transaction was accounted for as a business combination in accordance with IFRS 3.
The total consideration paid and the final purchase price allocation over the fair value of assets and liabilities acquired at the date of acquisition are as follows:

Total consideration	$35.2

Fair value of assets acquired and liabilities assumed
Working capital (1)	$4.4
Property, plant and equipment	32.9
Decommissioning liability	(2.1)

Net assets	$35.2

(1)	Includes cash of $1.6 million.
The acquisition has contributed production revenues and operating income of
$4.5 million and $2.4
million, respectively, to the financial results of the Company between the closing date and December 31, 2021. If the acquisition of the 45 percent partnership interest in PROP had occurred on January 1, 2021, the Company’s results for the year ended December 31, 2021, would have included additional production revenues of
$43.2
million and operating income of
$26.6
million.
Transaction costs associated with the acquisition totaled $3.5 million and were expensed.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	20

5. Property, plant and equipment
Oil and Gas assets/Facilities, Corporate assets
Cost

	Oil and gas assets/Facilities	Corporate assets	Total
Balance at January 1, 2020	$10,211.6	$175.6	$10,387.2
Capital expenditures	57.0	0.2	57.2
Dispositions	(0.1)	—	(0.1)
Transfer to assets held for sale	423.0	—	423.0
Change in decommissioning liability (1)	(29.0)	—	(29.0)

Balance at December 31, 2020	$10,662.5	$175.8	$10,838.3
Capital expenditures	140.2	0.7	140.9
Business acquisition ( Note 4)	32.9	—	32.9
Dispositions	0.1	—	0.1
Change in decommissioning liability (1)	62.3	—	62.3
Derecognition on acquisition	(545.8)	—	(545.8)

Balance at December 31, 2021	$10,352.2	$176.5	$10,528.7

(1)	Includes additions from drilling activity, facility capital spending, disposals from net property dispositions and changes in estimates as outlined in Note 8.
Accumulated depletion, depreciation and impairment

	Oil and gas assets/Facilities	Corporate Assets	Total
Balance at January 1, 2020	$8,558.2	$150.1	$8,708.3
Depletion and depreciation	115.1	7.0	122.1
Impairments	747.5	18.7	766.2
Transfers to assets held for sale	346.0	—	346.0

Balance at December 31, 2020	$9,766.8	$175.8	$9,942.6
Depletion and depreciation	115.6	0.7	116.3
Impairments	19.5	—	19.5
Impairment reversal	(338.0)	—	(338.0)
Derecognition on acquisition	(545.8)	—	(545.8)

Balance at December 31, 2021	$9,018.1	$176.5	$9,194.6

Net book value

	As at December 31
	2021	2020
Total	$1,334.1	$895.7

At December 31, 2021, future development costs of $735.6 million were included within the depletable base in the depletion and depreciation calculation (2020 - $636.1 million).
Right-of-use
assets
The following table includes a break-down of the categories for right-of-use
assets.

Cost	Office	Transportation	Vehicle	Surface	Total
Balance, January 1, 2020	$12.6	$16.7	$4.1	$2.1	$35.5
Additions (Terminations)	(12.6)	(1.8)	1.6	—	(12.8)

Balance, December 31, 2020	$—	$14.9	$5.7	$2.1	$22.7
Additions (Terminations)	—	1.4	0.7	—	2.1

Balance, December 31, 2021	$—	$16.3	$6.4	$2.1	$24.8

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	21

Accumulated amortization	Office	Transportation	Vehicle	Surface	Total
Balance, January 1, 2020	$2.4	$6.0	$1.3	$0.1	$9.8
Amortization	0.5	4.5	1.3	—	6.3
Termination	(2.9)	—	—	—	(2.9)

Balance, December 31, 2020	$—	$10.5	$2.6	$0.1	$13.2
Amortization	—	2.1	1.4	0.1	3.6

Balance, December 31, 2021	$—	$12.6	$4.0	$0.2	$16.8

	As at December 31
	2021	2020
Total	$8.0	$9.5

In 2020, the Company entered into an amending agreement with our building landlord which resulted in renewed lease terms for our Calgary office space. Under the revised agreement, the office lease no longer meets the criteria to be classified as a right-of-use
asset. The office lease provision referenced in Notes 7 and 8 has been updated to reflect the accounting treatment under the revised terms.
Total PP&E
Total PP&E including Oil and Gas assets, Facilities, Corporate assets and
Right-of-use
assets is as follows:

		As at December 31
PP&E	2021	2020
Oil and Gas assets, Facilities, Corporate assets	$1,334.1	$895.7
Right-of-use assets	8.0	9.5

Total	$1,342.1	$905.2

The Company recorded
non-cash
impairment reversals of $338.0 million and
non-cash
impairments of $19.5 million in 2021 compared to
non-cash
impairments of $766.2 million in 2020.
Cardium CGU
At December 31, 2021, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. The Company identified an indicator of impairment reversal in our Cardium CGU due to improved forecasted commodity prices. This led to an impairment test being completed following the fair value less costs of disposal method. The after-tax
discount rate applied within the test was approximately
11
percent. Upon completion of the impairment test,
no
 additional impairment or impairment reversal was recorded within our Cardium CGU.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	22

In the second quarter of 2021, the Company recorded a $311.5 million non-cash impairment reversal within our Cardium CGU mainly due to the improved commodity price environment and strong drilling results in the area.
The following table outlines benchmark prices and assumptions, based on an average of four independent reserve evaluators’ forecasts (Sproule Associates Limited, GLJ Ltd., McDaniel & Associates Consultants and Deloitte Resource Evaluation & Advisory), used in completing the impairment tests as at December 31, 2021.

	WTI ($US/bbl)	AECO ($CAD/MMbtu)	Exchange rate ($US equals $1 CAD)	Inflation rate
2022	$71.88	$3.58	$0.80	0%
2023	67.91	3.22	0.80	2.25%
2024	65.42	3.07	0.80	2.0%
2025	66.72	3.14	0.80	2.0%
2026	68.05	3.20	0.80	2.0%
2027 – 20 32	$72.98	$3.43	$0.80	2.0%
Thereafter (inflation percentage)	2%	2%	—	2.0%
The following table outlines the sensitivity to possible changes of the estimated recoverable amount on the Cardium CGU that had an impairment test completed on December 31, 2021.

	Recoverable amount	1% change in discount rate	5% change in cash flows
Cardium	$1,237.4	$73.1	$84.8

Peace River/Viking/Legacy CGU’s
In 2021, we recorded a $21.0 million impairment reversal in our Peace River CGU largely as a result of the Company entering into an agreement to purchase the 45 percent interest of our partner in PROP. The estimated recoverable amount was based on the amount paid to acquire the interest held by the partner. As a result of the PROP acquisition, the Peace River CGU was re-valued upon close and as such any historical impairments can no longer be reversed.
During 2021, we recorded $14.0 million of impairment in our Legacy CGU due to accelerated decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.
In 2021, no indicators of impairment were noted for the Viking CGU.
Prior year impairments
In 2020, the Company recorded $766.2 million of non-cash net impairments across multiple CGU’s, primarily as a result of the low commodity price environment due to the impact of the COVID-19 pandemic.
At December 31, 2020, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. As a result of recent improvements in near term commodity prices and positive reserve revisions, the Company concluded that an impairment reversal indicator was present resulting in impairment tests being completed within our Cardium and Peace River CGUs. The Company followed the value-in use method for our Cardium CGU and the fair value less costs of disposal method for our Peace River CGU using proved plus probable reserves. Additionally, the Company identified an indicator of impairment for our Legacy CGU as a result of the planned acceleration of decommissioning spending in the area. This led to an impairment test being completed following the fair value less costs of disposal method. The after-tax discount rates applied within the tests were between 9.5 – 15 percent. No indicator of impairment was noted for our Viking CGU; thus, no test was performed.
Upon completion of the impairment tests, a
n
$18.0 million impairment reversal was recorded within our Peace River CGU and no reversal was recorded within our Cardium CGU. Within our Legacy CGU, as a result of revisions to our decommissioning spending profile the Company recorded a $21.8 million impairment. The Company plans to accelerate decommissioning spending in the area as we focus on reducing our inactive well liability, which led to the impairment.
The following table outlines benchmark prices and assumptions, based on an average of four independent reserve evaluators’ forecasts (Sproule Associates Limited, GLJ Ltd., McDaniel & Associates Consultants and Deloitte Resource Evaluation & Advisory), used in completing the impairment tests as at December 31, 2020.

	WTI ($US/bbl)	AECO ($CAD/MMbtu)	Exchange rate ($US equals $1 CAD)	Inflation rate
2021	$46.88	$2.74	$0.77	0%
2022	51.14	2.70	0.77	1.5%
2023	54.83	2.65	0.77	2.0%
2024	56.48	2.69	0.77	2.0%
2025	57.62	2.74	0.77	2.0%
2026 – 2030	$61.16	$2.91	$0.77	2.0%
Thereafter (inflation percentage)	2%	2%	—	2.0%
The following table outlines the sensitivity to possible changes of the estimated recoverable amounts on the Company’s CGUs that had impairment tests completed on December 31, 2020.

	Recoverable amount		Impairment/ (Impairment reversal)		1% change in discount rate		5% change in cash flows
Cardium		$849.2	$	Nil		$66.9		$66.2
Peace River		28.5		(18.0)		1.3		2.8
Legac y	$	Nil		$21.8	$	Nil	$	Nil
Impairments and impairment reversals have been recorded as Depletion, depreciation, impairment and accretion expense on the Consolidated Statements of Income (Loss).

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	2 3

6. Long-term debt

	As at December 31
	2021	2020
Syndicated credit facility	$321.5	$395.0
PROP Limited recourse loan	16.0	—
Senior secured notes – 2008 Notes
9.37%, US$3.7 million, maturing November 30, 2022	4.7	5.2
Senior secured notes – 2010 Q1 Notes
8.82%, US$8.9 million, maturing November 30, 2022	11.3	12.4
Senior secured notes – 2010 Q4 Notes
7.85%, US$12.1 million, maturing November 30, 2022	15.4	16.9
7.95%, US$5.3 million, maturing November 30, 2022	6.8	7.4
8.20%, US$2.0 million, maturing November 30, 2022	2.5	2.7
Senior secured notes – 2011 Q4 Notes
7.76%, US$11.3 million, maturing November 30, 2022	14.2	15.7

Total credit facility and senior secured notes	$392.4	$455.3
Deferred interest	1.3	—
Deferred financing costs	(2.7)	(3.5)

Total long-term debt	391.0	451.8

Current portion	$391.0	$451.8

At December 31, 2021 and 2020, the
term-out
date of the syndicated credit facility was within one year of the balance sheet date, which resulted in the outstanding amount being presented as a current liability.
In the fourth quarter of 2021, as part of the 45
 percent interest acquisition in PROP, a portion of the cash consideration was obtained through a new $16.3 million limited recourse amortizing loan. The maturity date of the loan is
December 31, 2022 and it has an interest rate of 10.5
percent. In 2021, $0.3 million was repaid on the loan.
The Company made repayments of US$4.1
million ($
5.1 million) on our senior secured notes during 2021 (2020 - $nil). Subsequent to December 31, 2021, as a result of a one-time
adjustment to reduce our undrawn borrowing availability on our syndicated credit facility, the Company made a US$5.7 million repayment on our senior secured notes which reduces the Company’s outstanding balance of our senior secured notes to approximately US$37.7 million. There were no senior note issuances in either 2021 or 2020
.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	2 4

Additional information on Obsidian Energy’s senior secured notes was as follows:

	As at December 31
	2021	2020
Weighted average remaining life (years)	0.9	0.9
Weighted average interest rate	8.2%	5.2%
The estimated fair values of the principal and interest obligations of the outstanding senior secured notes were as follows:

	As at December 31
	2021	2020
2008 Notes	$4.7	$4.3
2010 Q1 Notes	11.3	10.2
2010 Q4 Notes	24.3	22.0
2011 Notes	14.1	12.8

Total	$54.4	$49.3

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. The aggregate amount available under the syndicated credit facility is
$366.8
million which consists of a
$260.0
million revolving syndicated credit facility and a
$106.8
million
non-revolving
term loan. The revolving period under the syndicated credit facility is set at
 May 31, 2022,
with the maturity date of both the syndicated credit facility and non-revolving
term loan being

November 30, 2022.
Drawings on the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at December 31, 2021, 82 percent (2020 – 87 percent) of Obsidian Energy’s long-term debt instruments were exposed to changes in short-term interest rates.
At December 31, 2021, letters of credit totaling $5.0 million were outstanding (2020 – $5.0 million) that reduce the amount otherwise available to be drawn on the syndicated credit facility.
The aggregate amount available under our syndicated credit facility is scheduled for review on a semi-annual basis and is based on our lender’s assessment of the Company’s reserves, forecasted commodity prices, decommissioning obligations and other factors. The recent commodity price volatility and the economic impact of
COVID-19
pandemic may result in increased risk regarding borrowing base redeterminations, maintaining available credit limits and extending debt instruments upon maturity. In the event that a decrease in the borrowing base occurs, this could result in a reduction to the available amount under the syndicated credit facility. In a situation where the amount available is below the amount drawn on the syndicated credit facility, the Company has 30 days to eliminate any shortfall by repaying amounts in excess of the new re-determined
borrowing base.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	2 5

Financing expense consists of the following:

	Year ended December 31
	2021	2020
Interest on bank debt and senior notes	$27.1	$22.8
PROP limited recourse loan	0.2	—
Advisor fees	2.7	10.1
Deferred financing costs	5.5	2.8
Unwinding discount on lease liabilities	0.6	1.5
Debt modification	1.3	—

Financing	$37.4	$37.2

The senior note amending agreements entered into during the first quarter of 2021 resulted in a debt modification under IFRS 9 (“Financial Instruments”) and the recognition of a non-cash
loss of $2.3 million due to the extended term and increase in interest rates.
The Company is subject to Senior debt and Total debt to Capitalization financial covenants with a maximum ratio of 75 percent, as more specifically defined in the applicable lending agreements. At December 31, 2021, the Company was in compliance with our financial covenants under such lending agreements.
In 2015, as part of entering into amending agreements with our lenders and noteholders, the Company agreed to grant floating charge security over all of our property in favour of the lenders and the noteholders on a pari passu basis, which security will be fully released on such date when both (a) no default or event of default is continuing under the Company’s syndicated bank facility or senior notes and (b) the Company has achieved both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt. The security remained in place at December 31, 2021. The security granted does not extend to the acquired 45 percent partnership interest in PROP, which secures the limited recourse amortizing loan.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	2 6

7. Lease liabilities
Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Year ended December 31
	2021	2020
Balance, beginning of year	$10.4	$113.8
Additions (terminations)	2.1	(98.6)
Unwinding of discount on lease liabilities	0.6	1.5
Lease payments	(4.4)	(6.3)

Balance, end of year	$8.7	$10.4

Current portion	$4.1	$4.8
Long-term portion	$4.6	$5.6
The following table sets out a maturity analysis of lease payments, disclosing the undiscounted balance after December 31, 2021:

	2022	2023	2024	2025	2026	Thereafter	Total
Transportation	$2.6	$1.8	$—	$—	$—	$—	$4.4
Vehicle	1.4	1.0	0.3	—	—	—	2.7
Surface	0.1	0.1	0.1	0.1	0.1	5.1	5.6

Total	$4.1	$2.9	$0.4	$0.1	$0.1	$5.1	$12.7

8. Provisions

	As at December 31
	2021	2020
Decommissioning liability	$121.6	$70.5
Office lease provision	25.6	33.5

Total	$147.2	$104.0
Current portion	$23.4	$16.3
Long-term portion	123.8	87.7

Total	$147.2	$104.0

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	2 7

Decommissioning liability
The decommissioning liability is based on the present value of Obsidian Energy’s net share of estimated future costs of obligations to abandon and reclaim all our wells, facilities and pipelines. These estimates were made by management using information obtained from government estimates, internal analysis and external consultants assuming current costs, technology and enacted legislation.
At December 31, 2021, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (2020 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 9.0 percent (2020 – 9.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At December 31, 2021, the total decommissioning liability on an undiscounted, uninflated basis was $594.6 million (2020 - $596.6 million).
Changes to the decommissioning liability were as follows:

	Year ended December 31
	2021	2020
Balance, beginning of year	$70.5	$100.1
Net liabilities added (disposed) (1)	0.1	(0.4)
Acquisition ( Note 4)	2.1	—
Increase (decrease) due to changes in estimates	62.2	(28.6)
Liabilities settled	(8.1)	(11.1)
Government decommissioning assistance	(11.0)	(2.2)
Transfers (to) from liabilities for assets held for sale	—	7.0
Accretion charges	5.8	5.7

Balance, end of year	$121.6	$70.5

Current portion	$14.5	$7.3
Long-term portion	$107.1	$63.2

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.
As a result of the Company’s continued focus on abandoning our inactive well, facilities and pipelines and the AER’s new spending requirements under Directive 88 starting in 2022, this led to changes in the Company’s near-term spending profile causing a change in estimate of our decommissioning liability.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	2 8

Office lease provision
The office lease provision represents the net present value of non-lease
components on future office lease payments. The office lease provision was determined by applying an asset specific credit-adjusted discount rate of 6.5 percent (2020 – 6.5 percent) over the remaining life of the lease contracts, extending into 2025.
Changes to the office lease provision were as follows:

	Year ended December 31
	2021	2020
Balance, beginning of year	$33.5	$12.7
Net additions (dispositions)	—	27.0
Increase (decrease) due to changes in estimates	(0.7)	1.0
Settlements	(9.1)	(9.7)
Accretion charges	1.9	2.5

Balance, end of year	$25.6	$33.5

Current portion	$8.9	$9.0
Long-term portion	$16.7	$24.5
9. Risk management
Financial instruments consist of cash and cash equivalents, accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At December 31, 2021, except for the senior notes described in Note 6 with a carrying value of $54.9 million (2020 – $60.3 million) and a fair value of $54.4 million (2020 - $49.3 million), the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments.
The fair values of all outstanding financial and commodity contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses.
At December 31, 2021 and 2020, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.
The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management asset (liability)	2021	2020
Balance, beginning of year	$0.2	$(0.6)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(2.6)	0.8

Total fair value, end of year	$(2.4)	$0.2

Current asset portion	$1.8	$0.8
Current liability portion	$(4.2)	$(0.6)
Obsidian Energy records our risk management assets and liabilities on a net basis in the Consolidated Balance Sheets. At December 31, 2021 and 2020, there were no differences between the gross and net amounts.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	2 9

Obsidian Energy had the following financial instruments outstanding as at December 31, 2021. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing			Fair value (millions)
Oil
WTI Swaps	2,000 bbl/d	January 2022		$97.25/bbl		$0.2
WTI Swaps (1)	1,502 bbl/d	Q1 2022	US$	66.24/bbl		(1.5)
WTI Swaps (1)	1,121 bbl/d	Q2 2022	US$	65.11/bbl		(1.0)
WTI Swaps (1)	593 bbl/d	Q3 2022	US$	63.26/bbl		(0.7)
WTI Swaps (1)	606 bbl/d	Q4 2022	US$	62.30/bbl		(0.5)
Heavy Oil Differential (1)	939 bbl/d	Q1 2022	US$	(17.45	)/bbl	(0.3)
Heavy Oil Differential (1)	801 bbl/d	Q2 2022	US$	(15.43	)/bbl	(0.2)
AECO Swaps
AECO Swaps	25,591 mcf/d	Q1 2022		$4.63/mcf		1.6

Total						$(2.4)

(1)
PROP Energy 45 Limited Partnership, our wholly owned subsidiary that purchased
45
percent of the PROP units from a third party on

November 24, 2021, entered into the financial hedges in conjunction with the limited recourse acquisition financing.

Based on commodity prices and contracts in place at December 31, 2021, a $1.00 change in the price per barrel of liquids of WTI would change pre-tax
unrealized risk management by $0.4 million and a $0.50 change in the price per mcf of natural gas would change pre-tax
unrealized risk management by $1.2 million.
Subsequent to December 31, 2021, the Company entered into the following additional financial hedges on a weighted average
basis:

	Notional volume	Term	Pricing
Oil
WTI Swaps	6,016 bbl/d	January 2022	$99.34/bbl
WTI Swaps	8,634 bbl/d	February 2022	$102.50/bbl
WTI Swaps	7,500 bbl/d	March 2022	$108.72/bbl
WTI Swaps	500 bbl/d	April 2022	$115.00/bbl

AECO Swaps
AECO Swaps	11,848 mcf/d	April 2022 – October 2022	$4.31/mcf

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	30

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Year ended December 31
	2021	2020
Realized
Settlement of commodity contracts	$(12.0)	$20.9

Total realized risk management gain (loss)	$(12.0)	$20.9
Unrealized
Commodity contracts	$(2.6)	$0.8

Total unrealized risk management gain (loss)	(2.6)	0.8

Risk management gain (loss)	$(14.6)	$21.7

COVID-19
Pandemic Risk
In March 2020, the World Health Organization declared
COVID-19
a global pandemic. Since that time, the oil and natural gas industry has experienced significant volatility with commodity prices, and in particular oil prices, as a result of a decline in economic activity and lower demand for commodities in both Canada and around the world. In 2021, oil prices have recovered from the lows that occurred in the second quarter of 2020 as restrictions eased and vaccines were administered. The timing for achieving full demand recovery remains uncertain as countries are at various stages of rolling-out
vaccines while virus outbreaks continue to occur, mainly due to new variants, which has resulted in activity restrictions in certain countries. This market volatility has not only impacted oil and natural gas sales but has increased the complexity of certain judgements and estimates when preparing our 2021 financial information, particularly within the measurement uncertainty of the inputs used in the Company’s assessment of the recoverability of asset carrying values, assessing counterparty credit risk as well as the credit risk-adjusted discount rate used within our decommissioning liability and office lease provision.
Market Risks
Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.
Commodity Price Risk
Commodity price fluctuations are among the Company’s most significant exposures. Oil prices are influenced by worldwide factors, including, but not limited to, pandemics and their impact on economic activity,
OPEC actions, world supply and demand fundamentals, pipeline capacity availability and geopolitical events. Natural gas prices are influenced by, including, but not limited to, the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Obsidian Energy’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter. Risk management limits included in Obsidian Energy’s policies may be exceeded with specific approval from the Board of Directors.
The Board of Directors has approved an increase to the maximum percentage of production that may be hedged in the prompt three months on a rolling average as follows: i) gas volumes, net of royalties, may be hedged up to a maximum of
 80
percent and ii) oil volumes, net of royalties, may be hedged up to a maximum of
80 percent.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	31

Foreign Currency Rate Risk
Prices received for oil are referenced in US dollars, thus Obsidian Energy’s realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of the Company’s debt is denominated in US dollars, thus the principal and interest payments in Canadian dollar terms are also impacted by exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of oil revenues or to fix US denominated long-term debt principal repayments.
Credit Risk
Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. As at December 31, 202
1
, the Company’s maximum exposure to credit risk was $70.7 million (2020 – $41.6 million) which was comprised of $68.9 million (2020 - $40.8 million) being the carrying value of the accounts receivable and $1.8 million (2020 – $0.8 million) related to the fair value of the derivative financial assets.
The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Obsidian Energy is the operator or the potential to net offsetting payables to mitigate exposure. Obsidian Energy continuously monitors credit risk and maintains credit policies to ensure collection risk is limited. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of our banking syndicate or counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis.
At December 31, 2021, $1.8 million of accounts receivable are past due (90+ days) but are considered to be collectible (2020 - $5.7 million). The lifetime ECL allowances related to Obsidian Energy’s commodity product sales receivables and joint venture receivables recognized in accounts receivable was nominal as at and for the years ended December 31, 2021 and 2020.
As at December 31, the following accounts receivable amounts were outstanding:

	Current	30-90 days	90+ days	Total
2021	$62.0	$5.1	$1.8	$68.9
2020	$29.5	$5.6	$5.7	$40.8
Interest Rate Risk
A portion of the Company’s debt capital can be held in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates, which remain at lower levels than longer-term rates. From time to time, Obsidian Energy may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. As at December 31, 202
1
, 82 percent of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (2020 – 87 percent).
As at December 31, 2021, a total of $70.9 million (2020 – $60.3 million) of fixed interest rate debt instruments was outstanding with an average remaining term of 0.9 years (2020 – 0.9 years) and an average interest rate of 8.7 percent (2020 – 5.2 percent).

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	32

Liquidity Risk
Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost-effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of swaps and other financial instruments to increase the predictability of cash flow from operating activities.
The following table outlines estimated future obligations for non-derivative
financial liabilities as at December 31, 2021:

	Long-term debt (1)	Accounts payable & accrued liabilities	Share-based compensation accrual	Total
2022	$391.0	$95.5	$12.3	$498.8
2023	—	1.5	3.1	4.6
2024	—	—	2.2	2.2
2025	—	—	—	—
2026	—	—	—	—
Thereafter	$—	$—	$—	$—

(1)	The 2022 figure includes $321.5 million related to the syndicated credit facility, which at the balance sheet date was due for renewal in 2022.
Climate Change Risk
The Company has considered the impact of climate change and risks on the amounts recorded in the financial statements for the year ended December 31, 2021. This includes, but is not limited to, the Company’s impairment assessment, current assets and liabilities, bank facility, capital expenditures and property, plant and equipment.
At December 31, 2021, in the Company’s impairment assessment a specific adjustment to the recoverable amount to incorporate the potential risk of the evolving demand for energy was not considered necessary. The recoverable amount is based on an estimated period of cash flows that indirectly reflects changing energy demands (in that a large portion of proved and probable reserves will be realized in less than 20 years) and the discount rate applied in the impairment test incorporates the current cost of capital in the energy industry which indirectly reflects current market trends and uncertainty around the evolving demand for energy and climate change.
The Company’s financial results for 2021 were not directly impacted from a climate event. In 2021, the Company did not incur material weather related damages to our property, plant and equipment. Management is not aware of a material disruption in our supply chain or the marketers of the Company’s product related to climate events. The Company will continue to monitor climate change and the potential impacts.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	3 3

10. Revenue and Other Income
The Company’s significant revenue streams consist of the following:

	Year ended December 31
	2021	2020
Oil	$362.9	$213.1
NGLs	38.2	16.3
Natural gas	76.4	46.0

Production revenues	477.5	275.4
Processing fees	6.4	6.3

Oil and natural gas sales	483.9	281.7
Sales of commodities purchased from third parties	13.6	4.8
Other income	6.0	13.0

Oil and natural gas sales and other income	$503.5	$299.5

Other income includes $6.0 million in road use recoveries for 2021 (2020 - $5.4 million). In 2020, the remainder of other income primarily relates to curtailment sales, whereby the Company sold unused production limit capacity under the Alberta Government Curtailment production limits.
11. Income taxes

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2021	2020
Income (loss) before taxes	$414.0	$(771.7)
Combined statutory tax rate (1)	23.0%	24.0%
Computed income tax expense (recovery)	$95.2	$(185.2)
Increase (decrease) resulting from:
Share-based compensation	0.5	0.5
Non-taxable foreign exchange (gain) loss	(0.1)	(0.3)
Unrecognized deferred tax asset	(69.9)	178.2
Adjustments related to prior years	(27.1)	(0.9)
Tax rate reductions	—	7.6
Other	1.4	0.1

Deferred tax recovery	$—	$—

(1)
The tax rate represents the combined federal and provincial statutory tax rates for the Company and our subsidiaries for the years ended December 31, 2021 and December 31, 2020. Effective July 1, 2020, the Alberta corporate income tax rate was reduced from 10% to 8%. For 2021, the combined statutory rate of 23% represents the fully reduced Alberta rate of 8% being effective for the entire year.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	3 4

The net deferred income tax liability is comprised of the following:

	Balance January 1, 2021	Provision (Recovery) in Income	Balance December 31, 2021
Deferred tax liabilities (assets)
PP&E	$86.5	$67.0	$153.5
Leases	(10.1)	2.2	(7.9)
Risk Management	—	(0.5)	(0.5)
Decommissioning liability	(16.6)	(11.3)	(27.9)
Share-based compensation	(0.4)	(3.6)	(4.0)
Non-capital losses	(59.4)	(53.8)	(113.2)

Net deferred tax liability	$—	$—	$—

	Balance January 1, 2020	Provision (Recovery) in Income	Balance December 31, 2020
Deferred tax liabilities (assets)

PP&E	$282.5	$(196.0)	$86.5
Leases	(20.0)	9.9	(10.1)
Decommissioning liability	(24.6)	8.0	(16.6)
Share-based compensation	(0.2)	(0.2)	(0.4)
Non-capital losses	(237.7)	178.3	(59.4)

Net deferred tax liability	$—	$—	$—

As at December 31, 2021, Obsidian Energy had approximately $2.5 billion (2020 – $2.5 billion) in total tax pools, including non-capital
losses of $2.1 billion (2020 - $2.2 billion). The
non-capital
losses are available for immediate deduction against future taxable income and expire in the years 2026 through 2041. A deferred tax asset has not been recognized in respect of non-capital
losses of $1,646.2 million (2020 – $1,950.4 million) as there is not sufficient certainty regarding future utilization. The Company also had approximately $61.3 million of Federal Scientific Research and Experimental Development (SR&ED) credits which expire in the years 2029 through 2036.
At December 31, 2021, Obsidian Energy had realized and unrealized net capital losses of $591.5 million (2020 - $595.0 million). A deferred tax asset has not been recognized in respect of these losses as they may only be applied against future capital gains.
The Company has income tax filings that are subject to audit by taxation authorities, which may impact our deferred income tax position or amount. The Company does not anticipate adjustments arising from these audits and believes we have adequately provided for income taxes based on available information, however, adjustments that arise could be material.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	3 5

12. Shareholders’ equity
a) Authorized
i) An unlimited number of Common Shares.
ii) 90,000,000 preferred shares issuable in one or more series.
If issued, preferred shares of each series would rank on parity with the preferred shares of other series with respect to accumulated dividends and return on capital. Preferred shares would have priority over the common shares with respect to the payment of dividends or the distribution of assets.
b) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2020	73,011,488	$2,186.7
Issued pursuant to equity compensation plans (1)	504,737	0.3

Balance, December 31, 2020	73,516,225	$2,187.0
Issued pursuant to equity compensation plans (1)	1,356,610	2.6
Equity issue	5,880,681	25.9
Share issue costs	—	(1.7)

Balance, December 31, 2021	80,753,516	$2,213.8

(1)	Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
In conjunction with the business acquisition described in Note 4, during the fourth quarter of 2021, the Company completed a public equity offering of
5,880,681
 subscription receipts at a price of
$4.40
 p
er subscription receipt which were subsequently converted into the same number of common shares. Gross proceeds raised were
$25.9
million with
$1.7
 million in share issue costs incurred, including the full over-allotment being executed.

	Year ended December 31
Other Reserves	2021	2020
Balance, beginning of year	$103.6	$101.8
Share-based compensation expense	2.3	2.1
Net benefit on options exercised (1)	(2.7)	(0.3)

Balance, end of year	$103.2	$103.6

(1)	Upon exercise of awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
Preferred Shares
No Preferred Shares were issued or outstanding.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	3 6

13. Share-based compensation
Restricted and Performance Share Unit plan (“RPSU plan”)
Restricted Share Unit (“RSU”) grants under the RPSU plan
Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

	Year ended December 31
RSUs (number of shares equivalent)	2021	2020
Outstanding, beginning of year	2,355,408	1,100,278
Granted	190,500	1,818,840
Vested	(1,344,672)	(510,738)
Forfeited	(33,885)	(52,972)

Outstanding, end of year	1,167,351	2,355,408

The fair value and weighted average assumptions of the RSUs granted during the year were as follows:

	Year ended December 31
	2021	2020
Average fair value of units granted (per unit)	$1.99	$0.55
Expected life of units (years)	1.0	3.0
Expected forfeiture rate	nil	0.6%
Performance Share Unit (“PSU”) grants under the RPSU plan
The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company. Members of the Board of Directors are not eligible for grants under the RPSU plan. The PSU obligation is classified as a liability due to the cash settlement feature and could be settled in cash or shares purchased on the open market or issued from treasury.

	Year ended December 31
PSUs (number of shares equivalent)	2021	2020
Outstanding, beginning of year	453,845	92,424
Granted	684,620	376,310
Vested	—	(10,716)
Forfeited	—	(4,173)

Outstanding, end of year	1,138,465	453,845

The liability associated with the PSUs under the RPSU plan was $4.4 million at December 31, 2021 (2020 - $0.1 million) including $0.2 million recorded as a current liability and $4.2 million as a non-current
liability.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	3 7

Stock Option Plan
Obsidian Energy has an Option Plan that allows the Company to issue options to acquire common shares to officers, employees, directors and other service providers.

	Year ended December 31
	2021		2020
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	961,954	$0.94	89,178	$10.41
Granted	2,116,120	1.99	917,490	0.56
Exercised	(11,938)	0.56	—	—
Forfeited	(44,464)	8.74	(44,714)	12.06

Outstanding, end of year	3,021,672	$1.56	961,954	$0.94

Exercisable, end of year	748,438	$1.29	44,464	$8.74

The fair value and weighted average assumptions of the options granted during the year were as follows:

	Year ended December 31
	2021	2020
Average fair value of options granted (per option)	$1.11	$0.29
Expected volatility	86.9%	83.6%
Expected life of options (years)	3.4	3.25
Expected forfeiture rate	0.5%	0.6%
Non-Treasury
Incentive Award Plan (“NTIP”)
In 2021, Obsidian Energy implemented the NTIP that allows the Company to issue restricted awards whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. The Company currently anticipates that the consideration will be in the form of cash, however, we do have the option to provide the consideration in the form of shares purchased on the open market.

	Year ended December 31
NTIP Restricted Awards	2021	2020
Outstanding, beginning of year	—	—
Granted	1,120,660	—
Forfeited	(26,860)	—

Outstanding, end of year	1,093,800	—

The liability associated with the NTIP was $2.5 million at December 31, 2021 (2020 – nil), including $1.4 million recorded as a current liability and $1.1 million as a non-current
liability.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	3 8

Deferred Share Unit (“DSU”) plan
The DSU plan allows the Company to grant DSUs in lieu of cash fees to non-employee
directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX.

	Year ended December 31
Deferred Share Units	2021	2020
Outstanding, beginning of year	2,087,580	847,100
Granted	239,754	1,297,669
Exercised	(308,835)	(57,189)

Outstanding, end of year	2,018,499	2,087,580

At December 31, 2021, the liability associated with the DSUs was $10.7 million (2020 – $1.9 million) and was recorded as a current liability.
Share-based compensation
Share-based compensation consisted of the following:

	Year ended December 31
	2021	2020
RSU grants	$1.1	$2.0
PSU grants	4.3	0.1
Options	1.2	0.1
NTIP	2.5	—
DSU plan	10.3	1.2

Share-based compensation	$19.4	$3.4

The share price used in the fair value calculation of the DSU, NTIP and RPSU plan obligations at December 31, 2021 was $5.21 per share (2020 – $0.87).

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	3 9

Employee retirement savings plan
Obsidian Energy has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Obsidian Energy matches these contributions at a rate of $1.00 for each $1.00 of employee contribution. Both the employee’s and Obsidian Energy’s contributions are used to acquire Obsidian Energy common shares or are placed in low-risk
investments. Shares are purchased in the open market at prevailing market prices.
Effective May 1, 2020, due to the low commodity price environment, the Company temporarily suspended the employer match portion of the savings plan. This was partially reinstated
on May 1, 2021 with Obsidian Energy matching contributions at a rate of $0.50 for each $1.00 of employee contribution and subsequently fully reinstated
on August 1, 2021 with Obsidian Energy matching the remaining additional $0.50 for each $1.00 of employee contribution up to 10 percent of an employee’s salary. However, in order for an employee to receive the full contribution from August 1, 2021 onwards, they must allocate at least 25 percent (50 percent for officers) of their contribution towards the acquisition of
Obsidian Energy shares.
14. Per share amounts
The number of incremental shares included in diluted earnings per share is computed using the average volume-weighted market price of shares for the period. In addition, contracts that could be settled in cash or shares are assumed to be settled in shares if share settlement is more dilutive.

	Year ended December 31
	2021	2020
Net income (loss) – basic and diluted	$414.0	$(771.7)
The weighted average number of shares used to calculate per share amounts is as follows:

	Year ended December 31
Average shares outstanding (millions)	2021	2020
Basic	75.1	73.3
Dilutive impact of stock option/ RSUs	2.5	—

Diluted	77.6	73.3

For 2021, the
re
were no shares on a weighted average basis (2020 – 3.3 million) related to options outstanding under the Option Plan and R
SUs
outstanding under the RPSU plan that were considered anti-dilutive and/or not in the money and that have been excluded.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	40

15. Changes in
non-cash
working capital increase (decrease)

	Year ended December 31
	2021	2020
Restricted cash	$—	$2.4
Accounts receivable	(28.1)	22.6
Prepaid expenses and other	(1.7)	0.6
Accounts payable and accrued liabilities (1)	40.0	(41.3)
Acquisition (Note 4)	2.8	—

	13.0	(15.7)

Operating activities	(5.1)	(6.6)
Investing activities	18.1	(9.1)

	$13.0	$(15.7)

Interest paid in cash	$30.1	$25.5
Income taxes paid (recovered) in cash	$—	$—

(1)	Includes share-based compensation plans.
16. Capital management
Obsidian Energy manages our capital to provide a flexible structure to support capital programs, production maintenance and other operational strategies. Attaining a strong financial position enables the capture of business opportunities and supports Obsidian Energy’s business strategy of providing strong shareholder returns.
Obsidian Energy defines capital as the sum of shareholders’ equity and debt. Shareholders’ equity includes shareholders’ capital, other reserves and retained earnings (deficit). Debt includes bank loans, senior notes and the PROP limited recourse amortizing loan.
Management reviews Obsidian Energy’s capital structure to allow our objectives and strategies to be met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, hedging positions, trailing and forecast debt to capitalization ratios, debt to Adjusted EBITDA and other economic risk factors.
The Company is subject to certain quarterly financial covenants under its secured, syndicated credit facility and the senior secured notes. These financial covenants include Senior debt and Total debt to capitalization as defined in Obsidian Energy’s lending agreements (see Note 6). As at December 31, 2021, the Company was in compliance with all of our financial covenants under such lending agreements.
The Company intends to continue to identify and evaluate hedging opportunities in order to reduce our exposure to fluctuations in commodity prices and protect our future cash flows and capital programs.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	41

	As at December 31
(millions, except ratio amounts)	2021	2020

Components of capital
Shareholders’ equity	$763.5	$323.1
Credit facility, term loan and senior secured notes	$392.4	$455.3

Ratios
Senior debt to capitalization (1)	33%	59%
Total debt to capitalization (1)	33%	59%
Priority debt to consolidated tangible assets (2)	—	—
Credit facility and senior secured notes (3)	$376.4	$455.3
Letters of credit (4)	4.6	4.9

Senior debt and total debt	381.0	460.2
Total shareholders’ equity for covenants (3)	769.4	323.1

Total capitalization	$1,150.4	$783.3

(1)	Not to exceed 75 percent.
(2)	Priority debt not to exceed 15% of consolidated tangible assets.
(3)	The PROP limited recourse amortizing loan and associated net income on the 45 percent PROP partnership interested acquired in November 2021 is not included in the debt to capitalization calculations.
(4)	Letters of credit defined as financial under the lending agreements are included in the calculation.
17. Commitments and contingencies
Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2022	2023	2024	2025	2026	Thereafter	Total
Long-term debt (1)	$391.0	$—	$—	$—	$—	$—	$391.0
Transportation	3.6	3.5	2.7	2.2	1.7	4.2	17.9
Interest obligations	22.1	—	—	—	—	—	22.1
Office lease	10.0	10.0	10.0	0.8	—	—	30.8
Lease liability	4.1	2.9	0.4	0.1	0.1	5.1	12.7
Decommissioning liability	14.5	12.6	11.8	11.1	10.4	61.2	121.6

Total	$445.3	$29.0	$24.9	$14.2	$12.2	$70.5	$596.1

(1)
The 2022 figure includes $321.5 million related to the syndicated credit facility and non-revolving
term loan that
are
due for renewal in 2022 and $54.9 million of senior notes
and $16.0

million related
to
the
PROP
 limited recourse amortizing loan tha
t both

mature in 2022. Refer to Note 6 for further details. Historically, the Company has successfully renewed its syndicated credit facility.

Obsidian Energy’s commitments relate to the following:

•	Transportation commitments relate to costs for future pipeline access.

•	Interest obligations are the estimated future interest payments related to Obsidian Energy’s debt instruments.

•	Office leases pertain to total leased office space.

•	Lease liabilities pertain to various transportation, vehicle and surface lease commitments that meet the definition of a lease under IFRS 16.

•	The decommissioning liability represents the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	42

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.
In 2018, the Company fully utilized available insurance coverage relating to ongoing claims against former Penn West employees arising from the Company’s 2014 restatement of certain financial results when we were known as Penn West. A claim brought by the United States Securities and Exchange Commission (“SEC”) against Penn West was previously settled. The Company had been indemnifying two former employees pursuant to indemnity agreements in connection with the claims brought by the SEC arising out of the same restatement. In 2020, the SEC reached a settlement with the two former employees.
The Company continued to accrue for, but not pay, defense costs incurred on behalf of the two former employees and in the first quarter of 2021 agreed to a settlement to pay $6.4 million of the defense costs equally over a
30-month
period beginning in April 2021. As a result of the settlement, the Company recorded a recovery of costs in the first quarter of 2021 previously accrued which was recorded within Other in the Consolidated Statements of Income (Loss).
18. Related-party transactions
Operating entities
The consolidated financial statements include the results of Obsidian Energy Ltd. and our wholly owned subsidiaries, including the Obsidian Energy Partnership and, as of November 24, 2021, the 100 percent interest in PROP. Transactions and balances between Obsidian Energy Ltd. and all of our subsidiaries are eliminated upon consolidation.
Compensation of key management personnel
In 2021, key management personnel included the Interim President and Chief Executive Officer, Chief Financial Officer, Senior Vice-Presidents, Vice Presidents and the Board of Directors. The Human Resources, Governance & Compensation Committee makes recommendations to the Board of Directors who approves the appropriate remuneration levels for management based on performance and current market trends. Compensation levels of the Board of Directors are also recommended by the Human Resources, Governance & Compensation Committee of the Board.
The remuneration of the directors and key management personnel of Obsidian Energy during the year is below.

	Year ended December 31
	2021	2020

Salary and employee benefits	$4.5	$4.5
Share-based payments (1)	15.1	1.7

	$19.6	$6.2

(1)	Includes changes in the fair value of PSUs, DSUs and non-cash charges related to the Option Plan and RPSU plan (equity method) for key management personnel.

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	4 3

19. Supplemental Items
In the consolidated financial statements, compensation costs are included in both operating and general and administrative expenses. For 2021, employee compensation costs of $13.5 million (2020 - $13.0 million) were included in operating expenses and $18.4 million (2020 - $15.7 million) were included in general and administrative expenses on a gross basis.
20. Government grants
The Company received payments as part of the Canadian Emergency Wage Subsidy program (“CEWS”) in 2020 and in early 2021. CEWS allows eligible companies to receive a subsidy of employee wages, subject to a maximum. For 2021, this resulted in a benefit to the Company of approximately $0.5 million (2020 – $3.5 million) which resulted in a $0.3 million reduction to operating costs, a $0.1 million reduction to general and administrative costs and a $0.1 million reduction to capital expenditures.
The Company
also
received a grants and allocations under the Alberta Site Rehabilitation Program beginning in 2020. These awards have allowed
the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduce our decommissioning liability. The Company utilized $11.0 million of net grants during 2021 (2020 – $2.2 million).

OBSIDIAN ENERGY 2021	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	4 4